December 14, 2006

Mail Stop 4561

Jun Wang
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial Street
Xicheng District, Beijing 100032
People's Republic of China

Re: China Finance Online Co. Limited
        Form 20-F for the year ended December 31, 2005
        File No. 000-50975

Dear Mr. Wang:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief